7628 Thorndike Road
Greensboro, NC 27409-9421

March 27, 2009

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Tara L. Harkins

            Re:       RF Micro Devices, Inc.

                        Form 10-K for the Year Ended March 29, 2008

                                    Filed May 28, 2008

                        Form 10-Q for the Quarter Ended December 27, 2008

                        File No. 000-22511

Ladies and Gentlemen:

            This letter is submitted in response to comments contained in the letter dated March 23, 2009 from Kevin L. Vaughn of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to William A. Priddy, Jr., the Chief Financial Officer of RF Micro Devices, Inc. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended March 29, 2008 (the “Form 10-K”) and the Company’s Form 10-Q for the quarter ended December 27, 2008 (the “Form 10-Q”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s March 23, 2009 letter.  Page numbers referred to in the responses below reference the applicable pages of the Form 10-K or Form 10-Q, as appropriate.  Capitalized terms used but not otherwise defined herein have the meanings given them in the Form 10-K and/or Form 10-Q.

Form 10-K for the Fiscal Year Ended March 29, 2008

Comment 1:  We note from your responses to prior comments 1 and 10 of our letter dated January 26, 2009 that your future filings would be responsive to those comments.  It does not appear, however, that your quarterly report on Form 10-Q filed on February 5, 2009 included the requested disclosure.  Please confirm our understanding that all of your applicable future filings will be responsive to those comments.

Response 1:  We hereby confirm the Staff’s understanding and advise the Staff that all of our applicable future filings will be responsive to comments 1 and 10 contained in the Staff’s letter dated January 26, 2009.

Form 10-Q for the Quarter Ended December 27, 2008

Note 7.  Goodwill and Intangible Assets, page 11

            Comment 2:    We note your disclosure on page 12 that the goodwill impairment charge recorded in the third quarter has not yet been finalized and that “any adjustments to [your] preliminary estimates as a result of completing this evaluation will be recorded in the financial statements for the quarter ending March 28, 2009.”  Please tell us whether you have completed your analysis and, if so, whether you expect to record any adjustments to the charge.  In this regard, please also confirm that any adjustments to the charge will be reflected as a third quarter item in all future filings.  If not, tell us why you believe it is appropriate to reflect the adjustment as a fourth quarter charge.

Response 2 :  We are still in the process of finalizing our test of goodwill impairment.  If we determine that additional impairment charges are necessary, we will adjust the estimated goodwill impairment charge that was recorded in our December 27, 2008 financial statements and record the adjustment in our March 28, 2009 financial statements.  We will reflect our adjustment to goodwill impairment, if any, in our fiscal 2009 fourth quarter pursuant to paragraph 22 of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, which states that “Any adjustment to that estimated loss based on the completion of the measurement of the impairment loss shall be recognized in the subsequent reporting period.”

Comment 3:    We note that you conduct your annual impairment test on the first day of the fourth quarter in each fiscal year.  Tell us whether you have completed your annual impairment test and, if so, whether you expect to record additional impairment to your goodwill.  In this regard, tell us how you considered the continued downturn in the economy in your annual impairment test.

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Response 3:  As discussed in the response to Comment 2 above, we are still in the process of finalizing our annual test of goodwill impairment.  The estimated goodwill impairment charge that we recorded in our December 27, 2008 financial statements was based on an analysis of facts and circumstances through the period ended December 27, 2008, including the continued downturn in the economy.  The assets and liabilities that comprise our two reporting units have not changed significantly since the fair value determination was performed during the third quarter of fiscal 2009 (when indicators of potential impairment caused us to conduct an interim impairment test on November 22, 2008).  In addition, there have not been any adverse changes in our key assumptions and variables used in our interim fair value computation.  As of the date of this letter, although we have not yet completed our ongoing analysis, we currently do not expect a significant adjustment to the total impairment charges previously recorded in our third quarter of fiscal 2009.  We will disclose our findings related to the annual impairment test in our Annual Report on Form 10-K for the period ending March 28, 2009.

Note 9.  New Accounting Pronouncements, page 13

            Comment 4:    We note your response to prior comment 6.  It appears that your outstanding convertible subordinated notes may be impacted by FSP APB 14-1, which you will be required to adopt in the first quarter of fiscal year 2010.  Please revise future filings as applicable to provide all of the disclosures required by SAB Topic 11:M.

Response 4:  We acknowledge the Staff’s comment and will disclose in the financial statement footnotes and MD&A section of our Annual Report on Form 10-K for the period ending March 28, 2009, the expected future impact on our financial statements of FSP APB 14-1 with respect to our outstanding convertible subordinated notes.  We will provide all relevant disclosures required by SAB Topic 11:M in applicable future filings.

Note 10.  Restructuring, page 14

Comment 5:    We note your disclosures here and on page 20 related to your restructuring plans.  Please revise your future filings to provide the disclosures required by paragraph 20(b) of SFAS 146 for each restructuring activity for all reporting periods presented until the activities are completed.  In addition, please revise your MD&A in future filings to include disclosure of all of the items identified in SAB Topic 5.P.4.

Response 5:  We acknowledge the Staff’s comment and in applicable future filings we will provide the disclosures required by paragraph 20(b) of SFAS 146 for each restructuring activity for all reporting periods presented until the activities are completed.  In applicable future filings, we will also expand our MD&A disclosure relating to restructuring activities to include the required SAB Topic 5.P.4 disclosures.

Closing

The Company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff.  If you have any questions regarding the foregoing, kindly contact the undersigned at 336.678.7975.  Thank you for your time and attention.

Sincerely,

                                                                        /s/William A. Priddy, Jr.
                                                                            William A. Priddy, Jr.

                                                                            Chief Financial Officer and Vice President,
                                                                            Finance and Administration

cc:        Barry Church

            Gina Harrison
            Laura Miller

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